UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mission Produce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60510V108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 60510V108

1.	Name of Reporting Person: Stephen J. Barnard
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 1,386,550 (1)
	6.	Shared Voting Power: 4,105,376 (2)
	7.	Sole Dispositive Power: 1,386,550 (1)
	8.	Shared Dispositive Power: 4,105,376 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,491,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 7.6% (3)
12.	Type of Reporting Person: IN

(1)

Represents (i) 37 shares of common stock, (ii) 26,743 restricted stock units held by Mr. Barnard that vest within 60 days of 12/31/2022, and (iii) 1,359,770 shares of common stock subject to options held by Mr. Barnard that are exercisable within 60 days of 12/31/2022.

(2)

Represents (A) 50,062 shares held of record by the Barnard Properties, LLC, (B) 2,009,557 shares of common stock held of record by the Shelly R. Barnard GT Trust, (C) 2,009,557 shares of common stock held of record by the Stephen J. Barnard GT Trust, and (D) 36,200 shares held of record by the Bernard Family Trust. Mr. Barnard and his spouse have shared power to vote and dispose the shares held by these entities, and each disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3)	Based on 70,669,535 outstanding shares of common stock as of 12/31/2022, plus the 1,359,770 options and 26,743 restricted stock units held by Mr. Barnard.

Item 1.	(a)	Name of Issuer:

Mission Produce, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2710 Camino Del Sol

Oxnard, CA 93030

Item 2.	(a)	Name of Person Filing:

Stephen J. Barnard

(b)	Address or Principal Business Office or, if none, Residence:

2710 Camino Del Sol

Oxnard, CA 93030

(c)	Citizenship or Place of Organization:

U.S.A

(d)	Title of Class of Securities:

Common

(e)	CUSIP Number:

60510V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	5,491,926
(b)	Percent of class:	7.6	%(3)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	1,386,550	(1)
	(ii) Shared power to vote or to direct the vote:	4,105,376	(2)
	(iii) Sole power to dispose or to direct the disposition of:	1,386,550	(1)
	(iv) Shared power to dispose or to direct the disposition of:	4,105,376	(2)

(1)

Represents (i) 37 shares of common stock, (ii) 26,743 restricted stock units held by Mr. Barnard that vest within 60 days of 12/31/2022, and (iii) 1,359,770 shares of common stock subject to options held by Mr. Barnard that are exercisable within 60 days of 12/31/2022.

(2)

Represents (A) 50,062 shares held of record by the Barnard Properties, LLC, (B) 2,009,557 shares of common stock held of record by the Shelly R. Barnard GT Trust, (C) 2,009,557 shares of common stock held of record by the Stephen J. Barnard GT Trust, and (D) 36,200 shares held of record by the Bernard Family Trust. Mr. Barnard and his spouse have shared power to vote and dispose the shares held by these entities, and each disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3)	Based on 70,669,535 outstanding shares of common stock as of 12/31/2022, plus the 1,359,770 options and 26,743 restricted stock units held by Mr. Barnard.

Item 5.	Ownership of Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023	Stephen J. Barnard

/s/ Stephen J. Barnard